

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 15, 2010

<u>Via U.S. Mail and facsimile to (413) 778-4817</u>

Mr. Derek Dunaway
President and Chief Executive Officer
Cyalume Technologies Holdings, Inc.
96 Windsor Street
West Springfield, MA 01089

     Re: **Cyalume Technologies Holdings, Inc.**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 30, 2009
              File No. 000-52247

Dear Mr. Dunaway:

     We have completed our review of your Form 10-K and have no further comments at this time.

                 Sincerely,

                 /s/ Larry Spirgel
                 Assistant Director